TFS CAPITAL INVESTMENT TRUST

FILED VIA EDGAR

July 14, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TFS Capital Investment Trust
File No. 811-21531

Attached for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), is the Investment Company Blanket Bond (the "Bond") for TFS Capital Investment Trust (the "Trust") under Exhibit 99-1.

Also attached is a copy of the resolutions adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under EXHIBIT 99-2 and a copy of the Joint Insured Fidelity Bond Agreement under Exhibit 99-3.

Premiums for the Bond have been paid for the policy period beginning June 28, 2011 and ending June 28, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3406.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary